UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): October 25, 2023

INDIE SEMICONDUCTOR, INC.

(Exact name of Registrant as specified in its charter)

Delaware	001-40481	88-1735159
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

32 Journey

Aliso Viejo, California 92656

(Address of principal executive offices, including zip code)

(949) 608-0854

(Registrant’s telephone number, including area code)

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A common stock, $0.0001 par value per share	INDI	The Nasdaq Stock Market LLC
Warrants, each whole warrant exercisable for one share of Class A common stock for $11.50 per share	INDIW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230A05 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☒

Item 8.01. Other Events.

On October 25, 2023, indie Semiconductor, Inc., a Delaware corporation (the “Company”), issued a press release on the closing of the Company’s previously announced offer (the “Offer”) and consent solicitation (the “Consent Solicitation”) relating to its outstanding (i) public warrants to purchase shares of Class A common stock of the Company, par value $0.0001 per share (the “Class A common stock”), which warrants trade on The Nasdaq Capital Market under the symbol “INDIW” (the “public warrants”), and (ii) private placement warrants to purchase shares of Class A common stock (the “private placement warrants” and, together with the public warrants, the “warrants”). The Company also announced that it intends to exchange all remaining untendered warrants for Class A common stock in accordance with the terms of the warrant agreement which governs the warrants (the “Warrant Agreement”), dated as of August 14, 2019, by and between the Company (as successor to Thunder Bridge Acquisition II, Ltd., its predecessor and a Cayman Islands exempted company (“THBR”)) and Continental Stock Transfer & Trust Company (“CST”), as warrant agent as supplemented and amended by that certain Assignment, Assumption and Amendment Agreement by and between the Company, THBR and CST, dated June 10, 2021, as further amended by the amendment no. 2 dated October 25, 2023 (“Amendment No. 2”), by and between the Company and CST.

Amendment No. 2 amends the Warrant Agreement to provide the Company with the right to mandatorily exchange the Company’s remaining outstanding warrants for Class A common stock at an exchange ratio of 0.2565 shares of Class A common stock for each warrant, which is a ratio 10% less than the exchange ratio applicable to the Offer. Pursuant to Amendment No. 2, the Company has the right to require the exchange of not less than all of the warrants at any time while such warrants are exercisable and prior to their expiration, at the office of CST, upon notice to the registered holders of the outstanding warrants at least fifteen days prior to the date of exchange fixed by the Company.

The Company has exercised its right to exchange all remaining outstanding warrants for Class A common stock in accordance with the terms of Amendment No. 2, and has fixed November 9, 2023 as the exchange date.

The foregoing description of Amendment No. 2 is qualified in its entirety by reference to Amendment No. 2, which is filed as Exhibit 10.1 to this Current Report on Form 8-K and is incorporated by reference herein.

The Offer and Consent Solicitation expired at 11:59 p.m., Eastern Time on October 20, 2023. The Company has been advised that a total of 24,658,461 warrants, or approximately 90.0% of the outstanding warrants were validly tendered and not validly withdrawn in the Offer and Consent Solicitation, and therefore such warrants consented to Amendment No. 2. Because consents were received from holders of more than a majority of the Company’s outstanding warrants, Amendment No. 2 was approved.

A copy of the press release announcing the settlement of the Offer and the Company’s exercise of its rights to exercise the mandatory exchange of untendered warrants is attached as Exhibit 99.1 and is incorporated by reference herein.

Cautionary Statement Regarding Forward-Looking Statements

This Current Report on Form 8-K contains forward-looking statements within the meaning of the federal securities laws, including statements regarding the expected timing of the Post-Offer Exchange. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements are predictions, projections, and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this Current Report on Form 8-K, including, but not limited to those described under the section entitled “Risk Factors” in the Company’s Registration Statement on Form S-4, filed September 22, 2023, as such factors may be updated from time to time in the Company’s periodic filings with the SEC, which are accessible on the SEC’s website at www.sec.gov.

New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this Current Report on Form 8-K may not occur and actual results could differ materially and adversely from those anticipated.

Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and we assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise. We do not give any assurance that we will achieve our expectations.

Item 9.01. Financial Statements and Exhibits.

(d)	Exhibits.

Exhibit No.	Description
10.1	Amendment No. 2 to Warrant Agreement, dated October 25, 2023
99.1	indie Semiconductor, Inc. press release, dated October 25, 2023
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: October 25, 2023

INDIE SEMICONDUCTOR, INC.

By:	/s/ Thomas Schiller
Name:	Thomas Schiller
Title:	Chief Financial Officer & EVP of Strategy (Principal Financial Officer)

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